Exhibit (a)(5)(I)

10 July 2007

IF YOU HAVE ALREADY ACCEPTED THE CEMEX OFFER FOR YOUR SHARES, PLEASE IGNORE THIS LETTER AND THE ACCOMPANYING DOCUMENTS

Dear Rinker Shareholder

CEMEX Australia Pty Ltd - takeover bid for Rinker Group Limited

Notice of compulsory acquisition

As you are aware, CEMEX Australia Pty Limited (CEMEX), a wholly-owned subsidiary of CEMEX S.A.B. de C.V., has offered to acquire all of your shares in Rinker Group Limited (Rinker) under a takeover bid (the Offer).

On 10 July 2007, CEMEX announced that it had acquired a relevant interest in more than 90% of the Rinker shares, as a result of acceptances received under the Offer, and that it would proceed to compulsorily acquire all remaining Rinker shares.

Enclosed is an ASIC Form 6021 which is a formal notice of compulsory acquisition.  Please read this form carefully.

Please note that the Offer will close at 7.00pm (Sydney time) / 5.00am (New York time) on Monday 16 July 2007.

Under compulsory acquisition, you can elect the form in which you are paid the consideration for your shares.  You have 4 payment options to choose from – these options are the same as those available in connection with the Offer.  In order to make your election please complete the enclosed Consideration Election Form and send it to Computershare Investor Services Pty Limited (Computershare) using the enclosed reply paid envelope.  If you wish to make an election your Consideration Election Form must be received by Computershare by 16 August 2007 (or by such later time as permitted by the Corporations Act).  If you do not make an election, or do not make a valid election, then payment will be made as if you chose:

•
Option 1 (US$15.85 per share, converted into Australian dollars using the exchange rate mechanism set out in the compulsory acquisition notice) if your address in the Rinker register of shareholders is in Australia; or

•	Option 3 (US$15.85 per share) if your address in the Rinker of register of shareholders is outside of Australia.

At completion of the compulsory acquisition process (usually 4 to 6 weeks although this may be longer in certain circumstances), CEMEX will provide to Rinker the cash consideration for the Rinker shares that are compulsorily acquired.  Rinker will hold that cash consideration in trust for holders of the Rinker shares that are compulsorily acquired.  Rinker will contact you separately in relation to the procedure for claiming payment.

Yours faithfully

CEMEX Australia Pty Limited

Hector Medina
Director